SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No.     )*

EnerJex Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

292758208

(CUSIP Number)

Working Interest Holding, LLC 10380 W. 179th Street Bucyrus, KS 66013 Attention: Sam S. Boan Telephone: (913) 829-6422

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Working Interest Holding, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 18,750,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 18,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON OO

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sam S. Boan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0
	8	SHARED VOTING POWER - 18,750,000
	9	SOLE DISPOSITIVE POWER - 0
	10	SHARED DISPOSITIVE POWER - 18,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,750,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James G. Miller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 22,979
	8	SHARED VOTING POWER - 18,750,000
	9	SOLE DISPOSITIVE POWER - 22,979
	10	SHARED DISPOSITIVE POWER - 18,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,772,979
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John A. Loeffelbein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 178,756
	8	SHARED VOTING POWER - 18,750,000
	9	SOLE DISPOSITIVE POWER - 178,756
	10	SHARED DISPOSITIVE POWER - 18,750,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,928,756
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.4%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No.: 292758208
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON James D. Loeffelbein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 159,430
	8	SHARED VOTING POWER - 18,840,000
	9	SOLE DISPOSITIVE POWER - 159,430
	10	SHARED DISPOSITIVE POWER - 18,840,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,999,430
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.5%
14	TYPE OF REPORTING PERSON IN, HC

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement relates is the common stock, $0.001 par value (the “common stock”), of EnerJex Resources, Inc. (the “Issuer”), with its principal executive offices located at 27 Corporate Woods, Suite 350, 10975 Grandview Drive, Overland Park, Kansas 66210.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this Statement (the “Reporting Persons”) are: (1) Working Interest Holding, LLC, a Kansas limited liability company (the “WIH”); (2) Sam S. Boan, a United States Citizen (“Boan”); (3) John A. Loeffelbein, a United States Citizen (“JAL”); (4) James D. Loeffelbein, a United States Citizen (“JDL”); and (5) James G. Miller, a United States Citizen (“Miller”). The principal business address of WIH, JAL, JDL is located at 10380 W. 179th Street, Bucyrus, Kansas 66013, the principal business address of Boan is 14201 South Mur-Len Road, Suite 103 Olathe, KS 66062, and the principal business address of Miller is P.O. Box 14144, Parkville, Missouri 64152.

WIH is in the business to operate as an “investment partnership”, and such other incidental and related purposes as may be legally accomplished by a Kansas limited liability company. The primary purpose of WIH was to receive and hold the membership interests in Working Interest, LLC, to contribute such membership interests to Issuer in exchange for Issuer’s common stock and cash, and to hold such shares of Issuer common stock for investment for the account of its members. The primary business of JAL, JDL, and Miller is to engage in oil and natural gas acquisition and development activities. The primary business of Boan is to provide investment management services.

(d)–(e) During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

On December 31, 2010, the Issuer entered into a Securities Purchase and Asset Acquisition Agreement (the “SP&AA”) among WIH, West Coast Opportunity Fund, LLC (“WCOF”); RGW Energy, LLC (“RGW”), J&J Operating Company, LLC (“J&J”); Montecito Venture Partners, LLC (“MVP”); and Frey Living Trust (“FREY”) pursuant to which, among other things, WIH contributed its 100% membership interest in Working Interest, LLC, a Kansas limited liability company in exchange for 18,750,000 shares of the Issuer’s common stock, $1,500,000 in cash and the right to cause the Issuer to repurchase up to $1,500,000 of the common stock issued to Reporting Person pursuant to the terms of a Stock Repurchase Agreement.

The foregoing description of the SP&AA is not complete and is subject to and qualified in its entirety by reference to the SP&AA, a copy of which was filed as Exhibit 10.1 to that certain Form 8-K filed by Issuer on January 6, 2011, and the terms of which are incorporated herein by reference. The foregoing description of the Stock Repurchase Agreement is not complete and is subject to and qualified in its entirety by reference to the Stock Repurchase Agreement, a copy of which was filed as Exhibit 10.2 to that certain Form 8-K filed by Issuer on January 6, 2011, and the terms of which are incorporated herein by reference.

ITEM 4.	Purpose of Transaction.

All of the shares of common stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.

(a) As of December 31, 2010, WIH directly owns 18,750,000 shares of common stock, representing 28.1% of all of the Issuer’s outstanding shares of common stock. The Reporting Persons may be deemed to share (and with each other and not with any third party) voting and/or dispositive power with respect to such shares, and disclaim beneficial ownership of such shares except to the extent of their pecuniary interests. In addition, Miller directly owns 22,979 shares of common stock, representing less than 0.1% of all the Issuer’s outstanding shares, JAL directly owns 178,756 shares of common stock, representing 0.27% of all the Issuer’s outstanding shares, and JDL directly owns 159,430 shares of common stock, representing 0.24% of all the Issuer’s outstanding shares.

(b) The Reporting Persons have shared power (with each other and not with any third party) to vote and dispose of the 18,750,000 shares reported herein. Miller, JAL, and JDL have the sole power to vote and dispose of the shares directly owned by them referenced in Item 5(a), above.

(c) See Item 3, incorporated by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement dated January 10, 2011.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: January 10, 2011

WORKING INTEREST HOLDING, LLC

By:	/S/ SAM S. BOAN
Name:	Sam S. Boan
Title:	Manager

/S/ JAMES G. MILLER
James G. Miller

/S/ JAMES D. LOEFFELBEIN
James D. Loeffelbein

/S/ JOHN A. LOEFFELBEIN
John A. Loeffelbein

/S/ SAM S. BOAN
Sam S. Boan

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement dated January 10, 2011